Exhibit 99.74

STANDARD LITHIUM ANNOUNCES NEW LONG-TERM PERFORMANCE-BASED INCENTIVE PLAN FOR KEY PERSONNEL

Vancouver, BC – January 18, 2021 – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLL) (OTCQX: STLHF) (FRA: S5L), an innovative technology and lithium project development company, announces that its Board of Directors has developed a new long-term incentive plan (the “LTIP”) intended to enhance shareholder value and align management compensation with performance and the achievement of milestones in the development of the Company. The LTIP will be presented to the shareholders of the Company for ratification at an annual general and special meeting to be held later in the year.

Under the terms of the LTIP, the Board of Directors has granted an aggregate of 960,000 performance share units (each, a “PSU”) to certain officers and directors of the Company. Each PSU represents the right to receive, once vested upon the achievement of performance milestones, one common share in the capital of the Company.

The PSUs will vest only on the achievement of the following performance milestones prior to June 30, 2022:

•

One third of the PSUs will vest upon the finalization or formation of a joint venture with global specialty chemical company LANXESS Corporation (“LANXESS”) for the commercial production of battery grade lithium from brine extracted from the Smackover Formation in South Arkansas (the “Joint Venture”);

•	One third of the PSUs will vest upon the listing of the Company’s common shares on the Nasdaq Stock Market or the NYSE American; and

•	One third of the PSUs will vest upon the Company and LANXESS having agreed to proceed with the construction of an initial commercial plant under the terms of the Joint Venture.

The Company also announces it has granted an aggregate of 320,000 restricted share units (each, a “RSU”) to certain officers and directors of the Company pursuant to the LTIP. Each RSU represents the right to receive, once vested, one common share in the capital of the Company. The RSUs vest quarterly in four equal parts over a twelve-month period, with the first part vesting on June 30, 2021.

The Company also announces that it has granted a total of 1,200,000 incentive stock options (“Options”) to certain officers and directors of the Company in accordance with the Company’s incentive stock option plan, and as compensation for ongoing services rendered to the Company. The Options vest immediately and are exercisable at a price of $3.39 for a period of sixty months.

Implementation of the LTIP remains subject to ratification by shareholders of the Company and approval of the TSX Venture Exchange. In accordance with the policies of the TSX Venture Exchange, the Company is required to obtain disinterested shareholder approval for the implementation of the LTIP. Any shareholders who are entitled to receive PSUs or RSUs in accordance with the LTIP will be excluded from voting on any resolution to ratify the implementation of the LTIP.

No PSUs or RSUs will vest, and no common shares of the Company will be issued in connection with any outstanding PSUs or RSUs, until such time as the LTIP as received approval of disinterested shareholders and the TSX Venture Exchange. In the event such approvals are not received prior to December 31, 2021, all PSUs and RSUs will be automatically cancelled without any further right or entitlement.

All securities issued to officers and directors of the Company will be subject to restrictions on resale for a period four-months-and-one-day following the original issuance of such securities, in accordance with the policies of the TSX Venture Exchange.

Readers are cautioned that while the Company is exploring the potential of a listing on Nasdaq Stock Market or the NYSE American, the Company has not applied for listing on either exchange nor has the Board of Directors resolved to proceed or assessed the viability of such a listing. There can be no guarantee that the Company will elect to proceed with any additional listings within the vesting timeframe of the PSUs. Completion of any additional listing is subject to applicable regulatory approvals and the satisfaction of the listing requirements of the applicable stock exchange.

About Standard Lithium Ltd.

Standard Lithium (TSXV: SLL) is an innovative technology and lithium development company. The company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company has commissioned its first-of-a-kind industrial scale Direct Lithium Extraction Demonstration Plant at LANXESS’ South Plant facility in southern Arkansas. The Demonstration Plant utilizes the Company’s proprietary LiSTR technology to selectively extract lithium from LANXESS’ tailbrine. The Demonstration Plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally-friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwestern Arkansas and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is listed on the TSX Venture Exchange under the trading symbol “SLL”; quoted on the OTC—Nasdaq Intl Designation under the symbol “STLHF”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com

On behalf of the Board of Standard Lithium Ltd.

Robert Mintak, CEO & Director

For further information, contact Anthony Alvaro at (604) 240 4793

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to information regarding the requisite regulatory approvals, anticipated development of the Company’s projects and assets, adoption of the LTIP, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by the Company, including expectations and assumptions regarding the developing of the Company and the regulatory approvals needed in connection with the adoption of the LTIP. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Forward-looking statements involve risks, uncertainties and other factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s filings with Canadian securities regulators. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.